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Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Niska	Niska Predecessor
	Year Ended March 31,				Period from May 12, 2006 to March 31, 2007
	2011	2010	2009	2008
Earnings:
Net earnings (loss) before income taxes	27,403	121,149	96,949	44,965	41,358
Less: capitalized interest	(2,018)	(574)	—	—	—
Total earnings	25,385	120,575	96,949	44,965	41,358
Fixed Charges:
Interest and debt expense	77,007	38,119	53,486	73,853	60,188
Capitalized interest	2,018	574	—	—	—
Portion of rentals representing an interest factor	1,079	653	490	573	293
Total fixed charges	80,104	39,346	53,976	74,426	60,481
Earnings (deficit) available for (applied to) fixed charges	105,489	159,921	150,925	119,391	101,839
Ratio of earnings to fixed charges	1.3x	4.1x	2.8x	1.6x	1.7x

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  Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES